02040445

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SEC MAIL PROCESSING
RECEIVED
JUN 28 2002
WASH. D.C. 164 SECTION

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2001

PROCESSED
JUL 09 2002
THOMSON
FINANCIAL

TI CONTRIBUTION AND 401(K) SAVINGS PLAN

TEXAS INSTRUMENTS INCORPORATED

12500 TI Boulevard, MS 8658
Dallas, Texas 75243

P. O. Box 660199, MS 8658
Dallas, Texas 75266

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

# Report of Independent Auditors

The Administration Committee
TI Contribution and 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TI Contribution and 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

April 27, 2002



0112-0255156

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

# TI Contribution and 401(k) Savings Plan

## Statements of Net Assets Available for Benefits

| | December 31 2001 | December 31 2000 |
|---|---|---|
| | *(In thousands)* | |
| **Assets** | | |
| Plan interest in Texas Instruments Incorporated Defined Contribution Plan Master Trust: | | |
| Cash and cash equivalents | **$ 611** | $ – |
| TI common stock, at fair value | **1,015,735** | 1,706,623 |
| Registered investment companies, at fair value | **148,721** | 125,191 |
| Common/collective trusts, at fair value | **306,738** | 338,812 |
| Investment Contract Fund, at contract value | **87,703** | 77,630 |
| Participant notes receivable | **21,771** | 26,443 |
| Dividends and interest receivable | **199** | 166 |
| Due from broker | **–** | 6,573 |
| Total assets | **1,581,478** | 2,281,438 |
| **Liabilities** | | |
| Due to broker and other | **–** | 2,361 |
| Accrued expenses | **224** | – |
| Net assets available for benefits | **$ 1,581,254** | $ 2,279,077 |

*See accompanying notes.*



0112-0255156

# TI Contribution and 401(k) Savings Plan

## Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001
*(In thousands)*

| | |
|---|---|
| Plan interest in Texas Instruments Incorporated Defined Contribution Plan Master Trust investment loss | $ (683,084) |
| Contributions: | |
| Employer | 42,517 |
| Employee | 57,684 |
| Rollover and other | 5,909 |
| | 106,110 |
| Transfer of net assets within Master Trust | 320 |
| Deductions from net assets attributed to: | |
| Benefits paid to participants | 119,737 |
| Administrative expenses | 1,432 |
| Total deductions | 121,169 |
| Net decrease | (697,823) |
| Net assets available for benefits: | |
| Beginning of year | 2,279,077 |
| End of year | $ 1,581,254 |

*See accompanying notes.*

# TI Contribution and 401(k) Savings Plan

## Notes to Financial Statements

December 31, 2001

### 1. Description of the Plan

The following description of the TI Contribution and 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

### General

The Plan was adopted effective January 1, 1998. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974 (ERISA). During 2000, the Plan was amended, restated, and continued, effective January 1, 1998. The Plan is administered by the Administration Committee.

By October 27, 2000, TI-Tucson employees who were participants in the Burr-Brown Corporation's Pension Plan (which was merged into the TI Employees Pension Plan effective January 1, 2001) and who elected to discontinue the accrual of accumulation of credited service under the Burr-Brown Corporation's Pension Plan, could elect, effective January 1, 2001, to become participants in the Plan.

### Eligibility/Participation

Any employee of Texas Instruments Incorporated and participating subsidiaries (TI or the Company) who was a participant in the 401(k) Savings Plan (401(k) Plan) and who elected to discontinue participation in the 401(k) Plan after December 31, 1997, and transfer his or her accounts to the Plan in 1998 became a participant in the Plan as of January 1, 1998. Employees who elected to continue to participate in the 401(k) Plan are not eligible to participate in the Plan. Any former employee whose accounts were transferred to this Plan as a result of a break in credited service, as defined, shall become a participant as of the date such accounts are transferred.

Additionally, employees of TI employed after November 30, 1997, and employees of any U.S. subsidiaries that have elected to participate in the Plan are eligible to participate in the Plan. An employee who is a United States citizen employed by a foreign subsidiary and who is not on the TI expatriate program shall not be eligible to participate in this Plan. Eligibility to contribute to the Plan through salary deferrals or to have TI contributions made on an employee's behalf begins on an employee's employment date.



0112-0255156

## 1. Description of the Plan (continued)

### Participants' Accounts

Participants may have one or more of the following accounts within the Plan: a 401(k) Account which consists of 401(k) contributions and rollovers from other qualified plans, an Employer Matched Savings Contribution Account, a Universal Profit Sharing Account, and a Voluntary Employee Contribution Account (VEC). Prior to September 10, 2001, participants may have had a Tax Credit Employee Stock Ownership Account (TCESOP). This account was merged into the Employer Matched Savings Contribution account as of September 10, 2001.

Each participant's 401(k) Account is credited with the participant's salary deferrals, TI matching contributions, and earnings and losses thereon. Each participant's Profit Sharing Account is credited with an allocation of earnings and losses. Fixed Savings Contributions made by the Company and earnings and losses thereon are contributed to each eligible participant's Contribution Account. As of the end of each Plan year, forfeitures of the nonvested portion of terminated participants' accounts occurring during that Plan year are applied to reduce Employer Fixed Savings Contributions, as defined by the Plan, during the next Plan year. The Universal Profit Sharing Account, TCESOP Account (prior to September 10, 2001) and VEC Account, as applicable, of the participants who transferred from the 401(k) Plan are credited with earnings and losses. Allocations of Plan earnings and losses are based on account balances. Expenses of administering the Plan and Trust are deducted from participants' accounts to the extent not paid by the Company.

### Contributions

The Plan receives contributions from TI and from eligible TI employees. Participant contributions are made through periodic payroll deductions, which are limited to the lesser of the amount permitted by Plan provisions or the Internal Revenue Code (the Code) limitation ($10,500 for 2001). Such contributions are credited to each participant's 401(k) Account.

TI matches participating employee deferrals in an amount equal to 100% of the participating employees' deferrals not to exceed an amount equal to 4% of eligible compensation, as defined by the Plan, received by the participants during the Plan year. Such contributions are credited to each participant's 401(k) Account.

## 1. Description of the Plan (continued)

Additionally, TI contributes, on behalf of each eligible participant, an Employer Fixed Savings Contribution in an amount equal to 2% of such participant's eligible compensation for the Plan year. Employer Fixed Savings Contributions are credited to each participant's Contribution Account.

Prior to 1999, profit sharing contributions were made to a Profit Sharing Account for eligible employees. Effective January 1, 1999, the Plan was amended such that Company profit sharing contributions shall not be made for Plan years beginning on or after January 1, 1999.

Contributions to the VEC and TCESOP accounts were discontinued as of January 1, 1987.

### Investments

Effective January 1, 1998, all investment assets of the Plan were held in various investment accounts of the Texas Instruments Incorporated Defined Contribution Plan Master Trust (Master Trust) under a trust agreement with Bankers Trust Company of the Southwest, a subsidiary of Deutsche Bank, the trustee of the Plan, until November 1, 2001. As of November 1, 2001, Northern Trust Company became the trustee of the Plan and held the Master Trust assets. The plan assets of the 401(k) Plan are also held in the Master Trust. The value of the Plan's interest in each Master Trust investment account as of December 31, 2001 and 2000, is presented in Note 3.

Participation percentages in the Master Trust by the Plan and the 401(k) Plan are based on the number of units held in each investment account by each plan. Accordingly, interest and dividends and net appreciation (depreciation) in fair value of investments are allocated among the participating plans in the Master Trust based on the respective number of units held by each plan. Administrative expenses are allocated on a per participant basis. Contributions received, benefits paid, and directly attributable expenses of the participating plans effectively increase or decrease the number of units held by each plan.

Participants may elect for their assets attributed to all contributions and deferrals to be invested in and transferred among various investment funds currently provided for except that, prior to September 10, 2001, those assets transferred from the 401(k) Plan attributed

## 1. Description of the Plan (continued)

to profit sharing contributions made prior to 1994 were invested in TI common stock and, prior to September 10, 2001, these contributions were required under the terms of the Plan to remain invested in TI common stock. Beginning September 10, 2001, participants could direct that these contributions be invested in any fund option offered by the Plan. Information about the net assets of the Plan and significant components of changes in these net assets relating to TI common stock that were not subject to participant direction is as follows (in thousands):

| | December 31 | |
|---|---|---|
| | **2001** | **2000** |
| Non-participant directed net assets attributed to Employer profit sharing contributions invested in TI common stock | $ – | $ 727,250 |

| | Year ended December 31, 2001 |
|---|---|
| Changes in non-participant directed net assets attributed to Employer profit sharing contributions invested in TI common stock: | |
| Dividends, net of expenses | **$ 1,220** |
| Net depreciation in fair value of investments | **(276,960)** |
| Benefits paid to participants and others | **(451,510)** |
| | **$ (727,250)** |

At December 31, 2001 and 2000, the approximate number of employees participating in the investment fund options was as follows: 18,724 and 21,214 in TI common stock; 4,184 and 4,302 in the Investment Contract Fund; 25,793 and 27,182 in registered investment companies; and 13,619 and 13,526 in common/collective trusts, respectively.

### Participant Notes Receivable

Loans bear interest at prime rate at the time of the loan plus 1%. Loans must be repaid in full within five years and are recorded at the carrying value of participants' loans, which approximates fair value.

## 1. Description of the Plan (continued)

Effective August 1, 2001, the Administration Committee approved a change in the loan policy whereby all loans initiated subsequent to July 31, 2001 will become due and payable upon termination of employment.

Effective June 1, 1999, the Administration Committee may authorize a residential loan with a term of not less than five years and not to exceed 30 years to a participant from his or her Plan accounts. A residential loan is a loan, the proceeds of which are used to acquire any dwelling unit, which within a reasonable time is to be used as the principal residence of the participant.

Each loan shall be deducted from a participant's account, as defined in the Plan document, shall be secured by that portion of the participant's vested account balance deducted for the loan, and shall be made for such periods of time, not to exceed five years (except in the case of a residential loan), upon such rate of interest, and subject to other limitations, terms, and conditions as the Administration Committee shall determine. Loans are limited as to the amount of loans for each participant, as described in the Plan document.

### Distributions and Vesting

Upon termination of employment and after completion of five years of credited service, participants are entitled to a distribution of the full amount of their Contribution Account. A participant, who has not completed five years of credited service, who terminates other than by reason of retirement, death, or permanent disability shall be entitled to receive a proportionate part of his or her Contribution Account based on the years of credited service for vesting, as described in the Plan document. Notwithstanding the foregoing, a participant shall be fully vested in all amounts in his or her Contribution Account upon the attainment of age 65.

Upon termination of employment because of retirement, permanent disability, or death, the full amount of his or her Plan accounts shall be payable to the participant, or in case of death, to the beneficiary, subject to applicable laws.

## 1. Description of the Plan (continued)

A participant shall be fully and immediately vested in all amounts credited to his or her Profit Sharing Account, 401(k) Account, VEC Account, and other accounts transferred from the 401(k) Plan, as described in the Plan document. No forfeiture of a vested interest in such accounts shall take place for any reason under this Plan. Upon termination of employment of any participant, the participant shall be entitled to receive the full amount of these accounts.

### Withdrawals

Effective July 1, 2000, a participant shall have the right to withdraw any amounts from his or her 401(k) Account and the vested interest in his or her Contribution Account on or after the earlier of his or her (i) attainment of age 59 1/2 years or (ii) becoming entitled to a distribution in accordance with the Plan provisions. A withdrawal must equal at least the lesser of $500 or the entire amount available for withdrawal.

Effective April 3, 2002, a participant shall have the right to withdraw any amounts from his or her VEC account at any time with a minimum withdrawal amount of $500 or 100% of the account balance.

Certain limitations on withdrawals are described in the Plan document.

### Transfers within Master Trust

Upon rehire after occurrence of a break in credited service, as defined, for participants in the 401(k) Plan, the accounts of the affected participants are transferred to this Plan and such participants begin participating in this Plan.

### Termination of the Plan

While there is no intention to do so, TI may discontinue the Plan by giving written notice to the Administration Committee and Plan trustee, subject to the provisions of ERISA. In the event of Plan termination, all participants are 100% vested in their account balances.

## 2. Summary of Significant Accounting Policies

### Investment Valuation and Income Recognition

The investments are valued using quoted market prices for TI common stock and current fair market values of the underlying assets for the remaining investments, except for investments in the Investment Contract Fund, which are valued at contract value. Contract value represents contributions made plus interest at a guaranteed contract rate, less Plan expenses, and approximates fair value.

The Investment Contract Fund invests in guaranteed investment contracts (with various insurance companies) and synthetic guaranteed investment contracts. The synthetic guaranteed investment contracts consist of investments held by the Plan in bond portfolios and other fixed income securities that have a wrapper contract issued by various insurance companies and financial institutions. For the year ended December 31, 2001, the rate at which interest is accrued to contracts within the Fund ranged from 4.08% to 6.42%, and the internal rate of return for contracts within the Fund was 5.88%. The fair value calculated for contracts within the Investment Contract Fund for the Master Trust at December 31, 2001 and 2000 was $180.3 million and $164.8 million, respectively. See Note 3 for the Plan's participating interest. The estimated fair values of these contracts have been determined by Northern Trust Company using available market information and valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Certain contracts are subject to adjustment upon early termination.

Purchases and sales of securities are recorded on a trade-date basis.

### Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

## 3. Interest in Master Trust

Effective January 1, 1998, all of the Plan's investments were in the Master Trust, which was established for the investment of assets of the Plan and the 401(k) Plan sponsored by TI (see Note 1). The two participating plans have an undivided interest in the Master Trust. At December 31, 2001 and 2000, the Plan's percentage interest in the net assets of the Master Trust was approximately 52% and 49%, respectively.

The following table presents the fair values of the investments, except for the Investment Contract Fund, which is presented at contract value, for the Master Trust and the Plan's percentage interests therein, as of December 31:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Total Master Trust Account Value | Plan's Participating Interest | Total Master Trust Account Value | Plan's Participating Interest |
| | *(In thousands)* | | *(In thousands)* | |
| Texas Instruments Incorporated Defined Contribution Plan Master Trust: | | | | |
| TI common stock | **$ 2,070,640** | **49%** | $ 3,600,478 | 47% |
| Registered investment companies | **259,768** | **57%** | 216,419 | 58% |
| Common/collective trusts | **501,235** | **61%** | 572,397 | 59% |
| Investment Contract Fund | **179,926** | **49%** | 161,590 | 48% |
| | **$ 3,011,569** | | $ 4,550,884 | |

The following table presents investment income for the Master Trust for the year ended December 31, 2001 (in thousands):

| | |
|---|---|
| Net depreciation in fair value of TI common stock | **$ (1,412,750)** |
| Net appreciation in fair value of registered investment companies | **6,051** |
| Net depreciation in fair value of common/collective trusts | **(18,139)** |
| Interest and dividends | **8,015** |
| | **$ (1,416,823)** |

## 4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 22, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

EXHIBITS

| Designation of Exhibit in this Report | Description of Exhibit |
|---|---|
| 23 | Consent of Independent Auditors |

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TI CONTRIBUTION AND 401(K) SAVINGS PLAN

By: William A. Aylesworth

William A. Aylesworth
Chairman, Administration Committee

Date: June 26, 2002

**EXHIBIT 23**

**CONSENT OF INDEPENDENT AUDITORS**

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-41913) pertaining to the TI Contribution and 401(k) Savings Plan of Texas Instruments Incorporated of our report dated April 27, 2002, with respect to the financial statements of the TI Contribution and 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

ERNST & YOUNG LLP

Dallas, Texas
June 26, 2002